

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 13, 2018

<u>Via email</u>
Mr. J. Kevin Willis
Chief Financial Officer
Ashland Global Holdings Inc.
50 E. RiverCenter Boulevard
Covington, Kentucky 41011

> **Re: Ashland Global Holdings Inc.**
> **Form 10-K**
> **Filed November 20, 2017**
> **File No. 333-211719**

Dear Mr. Willis:

We have reviewed your response dated February 16, 2018 and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 30, 2017

Management's Discussion and Analysis, page M-1

Diluted EPS and Adjusted Diluted EPS, page M-8

1. We note the example of your prospective enhanced disclosures you will include in future filings. It appears that you have presented your key items "net of tax." Please review the guidance set forth in Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations updated on October 17, 2017 and ensure income taxes are shown as a separate adjustment and clearly explained. Please also address our comments below as they relate to your tax specific key items.

<u>Statements of Consolidated Comprehensive Income (Loss) – caption review, page M-8</u>

2. We have reviewed your expanded disclosures regarding the calculation of your effective tax rate (excluding key items) and have the following additional comments:

    - Please present a schedule that clearly identifies the pre-tax dollar amounts of each key item or provide an appropriate cross-reference; and

    - Ensure your Management's Discussion and Analysis fully discusses the nature of your valuation allowance, foreign dividends and Valvoline tax specific adjustments such that readers fully understand the nature and basis for each adjustment.

<u>Form 8-K Dated November 6, 2017</u>

<u>Exhibit 99.1</u>

<u>Non GAAP Measures</u>

3. It appears that you have presented your key items "net of tax". Please review the guidance set forth in Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations updated on October 17, 2017 and ensure income taxes are shown as a separate adjustment and clearly explained.

4. Please fully discuss the nature of your valuation allowance, foreign dividends and Valvoline tax specific adjustments such that readers fully understand the nature and basis for each adjustment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Jenn Do at (202) 551-3743, Jeanne Baker at (202) 551-3691 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction